SO 3/22/04

OP 3-17-04

04003866

STATES
HANGE COMMISSION
, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 2 2004 WASH. DC 158 SECTION

SEC FILE NUMBER
8- 50011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRADITION (GLOBAL CLEARING) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 PARK PLACE, 4TH FLOOR

(No. and Street)

NEW YORK	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 30 2004 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OB 3-29

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tradition (Global Clearing) Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

FINOP
Title

[signature]
Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement regarding SEC Rule 15c3-3.
- ☐ (p) Supplementary report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION

Tradition (Global Clearing) Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

December 31, 2003
with Report Independent Auditors

Tradition (Global Clearing) Inc.
(A wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Tradition (Global Clearing) Inc.

We have audited the accompanying statement of financial condition of Tradition (Global Clearing) Inc. (the "Company'), (a wholly-owned subsidiary of Tradition Asiel Securities Inc.) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradition (Global Clearing) Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

The supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Ernst + Young LLP

February 25, 2004

Tradition (Global Clearing) Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 58,631
Deposits with clearing broker (securities at market value plus accrued interest)	1,015,993
Receivable from and deposit with clearing organization	2,529,026
Income taxes receivable	28,640
Total assets	$ 3,632,290
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 1,529,026
Accounts payable	100
Total liabilities	1,529,126
Stockholder's equity	2,103,164
Total liabilities and stockholder's equity	$ 3,632,290

See notes to statement of financial condition.

Tradition (Global Clearing) Inc.
(A wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

Tradition (Global Clearing) Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Asiel Securities Inc. ("TAS" or "the Parent"), a wholly-owned subsidiary of Tradition (North America), Inc. ("TNA"), which is in turn a wholly-owned subsidiary of Compagnie Financiere Tradition ("CFT"), a company organized in Switzerland.

The Company serves as a broker/dealer that facilitates clearing for an affiliate. The Company is a clearing broker/dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

2. Significant Accounting Policies

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis. Securities included in deposits with clearing broker consist of U.S. Government obligations which are carried at market value plus accrued interest.

3. Receivable from and Deposit with Clearing Organization

The receivable from and deposit with clearing organization primarily represents cash and the United States dollar value of foreign currencies held at that organization. The foreign currency amounts were translated at year-end exchange rates.

4. Related Party Transactions

Due to affiliate consists of cash on deposit with a clearing organization on behalf of the affiliate. The affiliate utilizes this account to clear its transactions. No fees are charged to the affiliate for this accommodation. The Parent has agreed to pay all tax liabilities of the Company.

5. Employee Benefits

The Company participates in TNA's defined contribution plan ("the Plan") covering substantially all employees who qualify as to age, length of service, and employment date. The Company contributes 40 cents for every dollar of each participant's contributions up to 6% of the employee's salary, within the IRS limits of $11,000.

6. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method, tax rates are applied to cumulative temporary differences based on how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for tax rate changes.

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company elected to compute its net capital under the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000.

7. Net Capital Requirements (continued)

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120 percent of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2003, the Company had net capital of approximately $2.1 million, which was approximately $1.8 million in excess of its required net capital of $250,000.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

8. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as financial instruments are short-term in nature.

Supplemental Information

Tradition (Global Clearing) Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Computation of net capital	
Stockholder's equity	$2,103,164
Non-allowable assets, deductions and/or charges	
Nonallowable assets:	
Income taxes receivable	28,640
Total non-allowable assets, deductions and/or charges	28,640
Net capital	$2,074,524
Computation of alternative net capital requirement	
Net capital requirement (minimum)	250,000
Excess net capital	$1,824,524

There were no material differences between the audited Computation of Net Capital included in the above report and the corresponding schedule included in the Company's unaudited December 31, 2003 Part II FOCUS filing.